

Mail Stop 3628

October 7, 2008

Via Facsimile and U.S. Mail

Joseph M. Joyce
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, MN 55423

> **Re:** **Napster, Inc.**
> **Amendment No. 1 to Schedule TO-T filed by Best Buy Co., Inc.**
> **Filed October 2, 2008**
> **Schedule TO-T**
> **Filed September 26, 2008**
> **File No. 005-78044**

Dear Mr. Joyce:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

Determination of Validity, page 10

1. Explain to us the purpose of the language that the bidder's interpretation of the terms and conditions of the Offer will be final and binding. Please disclose, here and on page 11, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Certain Information Concerning Purchaser and Best Buy, page 15

2. According to the Schedule 13D filed on September 24, 2008, Best Buy owns an aggregate of 6,292,710 shares, or 12.5% of the total number of shares outstanding. Please amend to state the aggregate number and percentage owned by each filing person. Refer to Item 8 of Schedule TO and corresponding Item 1008 of Regulation M-A.

Certain Conditions of the Offer, page 39

3. We note that you assert an ongoing right that the conditions may be asserted or waived "at any time and from time to time." Please note that describing the conditions as a continuing right that may be waived at any time suggests that conditions to the offer may be waived after expiration of the offer. Please revise to clarify that all conditions of the offer, other than those dependent upon the receipt of necessary government approvals must be satisfied or waived before the expiration of the offer.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Joseph M. Joyce
Napster, Inc.
October 7, 2008
Page 3

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                                Sincerely,

                                                Peggy Kim
                                                Special Counsel
                                                Office of Mergers & Acquisitions

cc: John R. Houston, Esq.
        Robins, Kaplan, Miller & Ciresi L.L.P.